Exhibit 12

LONE STAR INDUSTRIES, INC.
Statement Re Computation of Ratio of Earnings to Fixed Charges (Unaudited) (Dollar amounts in thousands)



                                  For the Three Months      For the Six Months
                                   Ended June 30,             Ended June 30,
                                    1996         1995        1996         1995

Earnings Available:

  Income before provision
        for income taxes            $ 25,766   $ 18,667    $ 20,876     $10,848

  Less: Excess of earnings over
        dividends of less than fifty
        percent owned companies       (1,947)    (1,551)     (  977)     (2,224)

        Capitalized interest            (312)       (40)       (420)        (61)
                                      23,507     17,076      19,479       8,563

Fixed Charges:

  Interest expense (including
        capitalized interest) and
        amortization of debt
        discount and expenses          1,984      2,376       3,966       4,738

  Portion of rent expense
        representative of an
        interest factor                  281        544         543       1,088

Total Fixed Charges                    2,265      2,920       4,509       5,826
                                    ________   ________    ________     _______
Total Earnings Available            $ 25,772   $ 19,996    $ 23,988     $14,389


Ratio of Earnings to Fixed Charges     10,86X      6.85X       5.45X       2.47X



Earnings deficiency                 $      0   $      0    $      0     $      0